UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

June 21, 2004

Diego E. Parise, Esq.
Sullivan & Cromwell
125 Broad Street
New York, New York 10004

Re: ***Federative Republic of Brazil ("Brazil")***
<u>File No.: TP 04-64</u>

Dear Mr. Paresi:

In your letter dated June 21, 2004, as supplemented by conversations with the staff, you request on behalf of Goldman, Sachs & Co ("Goldman Sachs") and Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch," and together with Goldman Sachs, the "Underwriters") and their affiliates an exemption from Rule 101 of Regulation M in connection with an offering by Brazil ("Offering") of a new issue of floating rate U.S. dollar-denominated unsecured global bonds due 2009 (the "New Bonds"). Specifically, you seek an exemption to permit the Underwriters and their affiliates to act as market makers in the New Bonds while participating in the distribution of the New Bonds. We have attached a copy of your letter to avoid reciting the facts that it presents. Unless otherwise noted, each defined term in this letter has the same meaning as defined in your letter.

Response:

On the basis of your representations and the facts presented, but without necessarily concurring in your analysis, the Commission hereby grants an exemption from Rule 101 to permit the Underwriters and their affiliates, in connection with their role as market makers, to bid for, purchase, and solicit the purchase of New Bonds during the applicable restricted period for the distribution of the New Bonds. In particular, this exemption is based on the facts that: Brazil is a sovereign government whose financial affairs are widely reported on; Brazil's public sector external debt aggregated is approximately U.S.$57.2 billion in principal amount; the market for the New Bonds is expected to be highly liquid and to have considerable depth of trading; the Underwriters estimate that approximately 10 dealers are expected to regularly place bids and offers for the New Bonds, of which approximately 5 are expected to be continuous market makers; the Underwriters estimate that daily purchases and sales of the New Bonds by the

Underwriters and their affiliates will not account, on average, for more than 25% of the average daily trading volume in the New Bonds; the New Bonds are expected to trade primarily on the basis of a spread to LIBOR in a manner similar to trading in investment grade floating rate debt securities; bid and ask prices for the New Bonds in the OTC market are expected to be widely available, via display on interdealer broker screens on Telerate, Reuters and Bloomberg electronic information services; the New Bonds are expected to be rated B+ by Standard & Poor's Corporation and B2 by Moody's Investor Services, Inc.; and the Offering will be made pursuant to Brazil's effective shelf registration statement filed with the Commission under the Securities Act of 1933. This exemption is subject to the following conditions:

1. The Underwriters shall provide to the Division of Market Regulation (Division), upon request, a daily time-sequenced schedule of all transactions in the New Bonds made during the period commencing five business days prior to the pricing of the Offering, and ending when the distribution in the United States is completed or abandoned, on a transaction-by-transaction basis, including:

   a. size, broker (if any), time of execution, and price of transaction;
   b. the exchange, quotation system, or other facility through which the transactions occurred; and
   c. whether the transactions were made for a customer account or a proprietary account.

   The records required pursuant to this exemption shall be maintained by the Underwriters for at least two years from the date of the termination of the Offering.

2. The prospectus supplement for the Offering shall disclose that the Underwriters and certain affiliates have been exempted, consistent with this letter, from the provisions of Rule 101.

The foregoing exemption from Rule 101 is based solely on your representations and the facts presented, and it is strictly limited to the application of this rule to the proposed transaction. Such transactions should be discontinued, pending presentation of the facts for our consideration, if any material change occurs with respect to any of those facts or representations.

In addition, persons relying on this exemption are directed to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Sections 9(a) and 10(b) of the Exchange Act, and Rule 10b-5 thereunder. Responsibility for compliance with these and any other provisions of the federal or state securities laws must rest with the Underwriters and their affiliates. The Division expresses no view with respect to any other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of other federal and state laws or Exchange Rules to, the proposed transactions.

For the Commission, by the Division of Market Regulation, pursuant to delegated authority,

James A. Brigagliano

James A. Brigagliano
Assistant Director

SULLIVAN & CROMWELL LLP

TELEPHONE: 1-212-558-4000
FACSIMILE: 1-212-558-3588
WWW.SULLCROM.COM

125 Broad Street
New York, NY 10004-2498

LOS ANGELES • PALO ALTO • WASHINGTON, D.C.
FRANKFURT • LONDON • PARIS
BEIJING • HONG KONG • TOKYO
MELBOURNE • SYDNEY

CONFIDENTIAL TREATMENT
Securities Exchange Act of 1934
Rule 101 of Regulation M

June 21, 2004

Office of Risk Management and Control,
Division of Market Regulation,
Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C. 20549.

Attention: James A. Brigagliano

Re: Federative Republic of Brazil ("Brazil")

Dear Mr. Brigagliano:

We are writing on behalf of Goldman, Sachs & Co ("Goldman Sachs") and Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch," and together with Goldman Sachs, the "Underwriters")and certain of their affiliates[1] to request an exemption from Rule 101 ("Rule 101") of Regulation M under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to the trading activities of the Underwriters and their affiliates in connection with the sale by Brazil of a new issue of its floating rate U.S. dollar-denominated unsecured global bonds due 2009 (the "New Bonds"). The size of the New Bonds issue is currently expected to be between U.S.$500 million and U.S.$1 billion aggregate principal amount.

I. FACTS

The Offering of the New Bonds

The New Bonds are proposed to be offered by the Underwriters in a firm commitment underwriting (the "Offering"), with closing expected to take place in the

[1] For purposes of this letter, affiliate means any person that directly or indirectly controls, is controlled by, or is under common control with, the Underwriters.

fourth week of June 2004. The Offering will be made pursuant to Brazil's effective shelf registration statement on Schedule B to the U.S. Securities Act of 1933, as amended (the "Securities Act"), and the terms and conditions of the Offering will be described more fully in a prospectus supplement to be prepared in connection with the Offering. Settlement of the Offering is expected to occur five business days after pricing.

Brazil's External Debt

At February 29, 2004, Brazil's consolidated net public sector external debt aggregated approximately R$179.6 billion (approximately U.S.$57.2 million at the U.S. dollar/Brazilian real exchange rate as of June 18, 2004) in principal amount.

Market for the New Bonds

The principal market for trading in the New Bonds in the United States and outside the United States is expected to be the over-the-counter interdealer market (the "OTC Market"). In addition, the New Bonds are expected to be listed on the Luxembourg Stock Exchange (although they are not expected to trade actively on such exchange).

The Underwriters estimate that approximately 10 dealers are expected to regularly place bids and offers for the New Bonds, of which approximately 5 are expected to be continuous market makers. The Underwriters act as market makers in other debt securities issued by Brazil (and are expected to act as market makers in the New Bonds) in connection with their general trading activities. The Underwriters estimate that daily purchases and sales of the New Bonds by the Underwriters and their affiliates will not on average account for more than 25% of the average daily trading volume in the New Bonds. Bid and ask prices for the New Bonds in the OTC Market are expected to be widely available, via display on interdealer broker screens, display on Telerate, Reuters and Bloomberg electronic information services and otherwise.

Although the New Bonds are not expected to be rated investment grade by a nationally recognized statistical rating organization (like other long-term foreign currency indebtedness of Brazil, the New Bonds are expected to be rated B2 by Moody's Investor Services, Inc. and B+ by Standard & Poor's), the Underwriters have informed us that the New Bonds are expected to trade primarily on the basis of a spread to LIBOR in a manner similar to trading in floating rate investment grade debt securities. Moreover, the Underwriters have informed us that the New Bonds are expected to generally trade with a bid-ask spread of about ¼ to ½ of a point, which is consistent with bid-ask spreads for investment grade debt securities but tighter than the typical bid-ask spreads for high yield debt securities.

II. REQUESTED RELIEF AND POLICY BASIS

Rule 101 is an anti-manipulation rule that, subject to certain exceptions, prohibits persons involved in a distribution of securities from bidding for or purchasing, or inducing others to bid for or purchase, such securities until they have completed their participation in the distribution.

Absent exemption therefrom, Rule 101 will force the Underwriters to be absent from the market for, and be unable to make a market in, the New Bonds from the time of their issuance in the Offering through the time the Underwriters complete their participation in the distribution of the New Bonds. Moreover, absent exemption from Rule 101, the Underwriters will likely be unable to provide additional liquidity during the first few hours and, even, days of trading in the New Bonds, disrupting an otherwise orderly market with potentially serious consequences.

In order to avoid these serious consequences, and because we believe that the policies and purposes underlying Rule 101 would not have been furthered by applying Rule 101 in this context, we hereby request the Securities and Exchange Commission, acting pursuant to paragraph (d) of Rule 101, to exempt the Underwriters and their affiliates from the prohibitions of Rule 101 with respect to trading activities relating to the New Bonds during the restricted period specified in Rule 101.

Exemption from the prohibitions of Rule 101 in the context of this transaction is, in our view, warranted for the following reasons:

(a) Purchases by the Underwriters are unlikely to have a significant impact on the price of the New Bonds due to:

(i) the expected high liquidity and significant depth of the trading market in the New Bonds, particularly in light of the large aggregate amount of the New Bonds expected to be outstanding (U.S.$500 million to U.S.$1 billion),

(ii) the large number of dealers expected to regularly place bids and offers for, or continuously make markets in, the New Bonds,

(iii) the fact that the New Bonds are expected to trade primarily on the basis of spreads to LIBOR (in a manner similar to trading in floating rate investment grade debt securities),

(iv) the fact that the New Bonds are expected to generally trade with a narrow bid-ask spread consistent with that for investment grade debt securities but tighter than that typical for high yield debt securities, all as described in greater detail in the preceding section of this letter.

(b) The New Bonds are expected to be actively traded securities, with an ADTV estimated by the Underwriters at approximately U.S.$30 million to U.S.$60 million (based on a deal size of U.S.$500 million to U.S.$ 1 billion) and a public float of U.S.$500 million to U.S.$1 billion in aggregate principal amount. These figures are many orders of magnitude larger than the minimum ADTV (U.S.$1 million) and minimum public float value (U.S.$150 million) that would qualify common equity securities for the exemption afforded by Rule 101(c)(1). The release adopting Rule 101 stated, with respect to that exemption, the following:

> "The Commission continues to believe that an exclusion for actively-traded securities is appropriate. The costs of manipulating such securities generally are high. In addition, because actively-traded securities are widely followed by the investment community, aberrations in price are more likely to be discovered and quickly corrected."

If the foregoing is true for a common equity security with an ADTV of only U.S.$1 million and a public float value of only U.S.$150 million, it is far more true with respect to a large issue of debt securities such as the New Bonds.

(c) Although the New Bonds are not expected to be rated investment grade (but, rather, are expected to be rated B2/B+), the Underwriters believe that the New Bonds will trade in a manner similar to that of floating rate investment grade debt securities (see paragraph (a) above). Accordingly, the same considerations that led to the exemption for investment grade debt securities contained in Rule 101(c)(2) would apply to the New Bonds as well.

(d) Brazil is a sovereign whose financial, economic and political affairs are widely reported on, the Offering is expected to be global in nature rather than domestic and the investor base is expected to be highly institutional.

(e) Previously, when Brazil, Argentina, Colombia, Mexico and Panama conducted global bond offerings, the Commission granted exemptions from Rule 101 and, in some cases, Rule 102 (or then-existing Rule 10b-6 under the Exchange Act) to allow trading in the securities being distributed under similar circumstances[2]. The policy reasons underlying the exemptions given in those transactions should apply in this case as well.

* * *

Please call me at (212) 558-3036 with any questions you may have concerning this request.

Very truly yours,

Diego E. Parise

[2] See, e.g., *Federative Republic of Brazil*, SEC No-Action letters (January 12, 2004; October 15, 2003; September 9, 2003; July 3, 2003; April 29, 2003; March 22, 2000 and January 21, 2000); *The Republic of Colombia,* SEC No-Action Letter (December 2, 2002); and *Republic of Panama,* SEC No-Action Letter (November 18, 1998).